[JetBlue Airways Corporation Letterhead]

February 18, 2014
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that JetBlue Airways Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on February 18, 2014.
Respectfully submitted,
JETBLUE AIRWAYS CORPORATION

/s/ James G. Hnat
James G. Hnat
Executive Vice President, Corporate Affairs, General Counsel and Secretary